Exhibit 99.3

HLS Systems International Announces Signing of $29.3 Million
Control Systems Contract for the Guangzhou-Shenzhen
High Speed Railway Line

Project to Commence in Current Quarter; Expected Completion in Mid-2010

BEIJING--(BUSINESS WIRE)-- HLS Systems International, Ltd. (Nasdaq: HOLI) ("HLS" or the "Company"), a leading provider of automation and control systems for the industrial, rail and nuclear power sectors in the People’s Republic of China (PRC), today announced that the PRC Ministry of Railways has awarded the Company a contract for the design, construction, implementation, and maintenance of a new 300 kilometer per hour high speed rail line. This is the second high speed rail line contract awarded to HLS in the past two months.

This project was awarded to both HLS and Hitachi, Ltd., with HLS’ portion for the control system totaling to RMB205.2 million, or approximately US$29.3 million. HLS will begin recognizing revenues upon the commencement of the project in the current quarter, with expected completion by mid-2010. When completed, this rail line will span 104.9 kilometers, or approximately 65 miles. The line will connect the cities of Guangzhou to Shenzhen, both of which are located in Guangdong Province in the southern part of the PRC and directly north of Hong Kong.

Dr. Wang Changli, HLS’ Chief Executive Officer, stated, "We are very pleased to be awarded our second high speed train contract in the last two months, which we feel is a testament to our high quality proprietary design, performance, and competitive position. We are one of only three domestic companies that have the capability to provide automation control systems for high speed rail networks and one of only two domestic companies able to provide these systems for trains with speeds of 300 kilometers per hour or greater. This rail line is of particular interest because it connects Guangzhou, the third most populous metropolitan area in mainland China, with Shenzhen, the second largest port in mainland China. We have great confidence that the progress we have made in our rail business will continue to produce additional contract wins."

About HLS Systems International

HLS Systems International, based in Beijing, China, with 1,800 employees, is the leading domestic provider of automation control systems to China’s surging nuclear, rail and industrial markets and will soon begin providing control systems to China’s booming wind energy market. HLS has developed a series of proprietary high quality, low cost control systems that meet or exceed international standards and is able to effectively compete against the world’s leading automation control companies.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact included herein are "forward-looking statements," including statements regarding: the significance of the Guangzhou rail contract win; the future growth of the Company’s rail business; the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Such forward-looking statements, based upon the current beliefs and expectations of HLS’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Contacts
HLS Systems International, Ltd.
Dr. Wang Changli, 8610-5898-1332
or
Jennifer Zhang, 8610-5898-1386
Investor Relations and Corporate Communications
zhangqiuju@hollysys.com
or
INVESTOR RELATIONS COUNSEL
The Equity Group Inc.
Adam Prior, 212-836-9606
aprior@equityny.com

Source: HLS Systems International, Ltd.

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